Exhibit 99.1
Bitauto and Baidu Enter into Co-operative Agreement on Auto-Related Information;
Bitauto Revises Earnings Outlook for Second Quarter 2011 Due to Expected Increase in Expenses
Beijing, June 1, 2011 — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced that it has signed an agreement with Baidu, Inc. (“Baidu”) (NASDAQ: BIDU), the leading Chinese language Internet search provider, to be the exclusive supplier of auto-related content for Aladdin, Baidu’s Open Data Platform (“the Agreement”).
Pursuant to the year-long Agreement, effective from June 1, 2011, Bitauto will provide selected auto-related content, including auto listings, pictures, reviews, and dealer information to enhance Aladdin-enabled search results, which include real-time, dynamic and interactive content alongside static search results. When Baidu users search for auto-related information, Baidu will exclusively display relevant content provided by Bitauto in the Aladdin-enabled section of the search results page.
William Li, chairman and chief executive officer of Bitauto, said, “We are delighted to be the exclusive provider of auto-related content for Baidu’s Aladdin initiative. In addition to helping Baidu further enhance the search experience for its users, we expect that Bitauto will see two major benefits from this co-operation. First, this quick and easy way of finding Bitauto’s high quality content will increase traffic and strengthen our brand recognition among Internet users. We have already seen a noticeable increase in traffic to our bitauto.com site in beta trials. Second, selected information provided by our Easypass subscribers will be displayed directly on Baidu’s search results page, which will enhance the competitive advantage of our Easypass platform.”
Haoyu Shen, senior vice president of business operations at Baidu, commented, “Baidu is extremely focused on providing the best possible search experience for Chinese Internet users by finding new and engaging ways to deliver professional and instantaneous search results. Given the rapid growth of the auto market in China, we have seen a significant number of users turning to Baidu for auto-related information. By cooperating with Bitauto to enrich relevant search results, we can ensure that users not only find static information about a particular auto model, but also the most up-to-date pricing information and photos for that model, details of dealers nearby, recent reviews from users, and so on, right there on the search results page. This is a great example of how we work with leading third-party content providers in China to successfully execute our Box Computing vision.”
In connection with direct and indirect expenses related to this Agreement, Bitauto has revised its previously announced earnings outlook for non-GAAP diluted earnings per ADS for the second quarter of 2011. Bitauto currently expects non-GAAP diluted earnings per ADS, each representing one ordinary share, to be approximately RMB0.59 (US$0.091) in the second

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.5483 to US$1.00, the effective noon buying rate as of March 31, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

quarter of 2011. The Company had previously announced that it expected to generate revenue in the range of RMB145.0 million (US$22.1 million) to RMB150.0 million (US$22.9 million) in the second quarter of 2011, and that non-GAAP diluted profit per ADS, each representing one ordinary share, would be approximately RMB0.70 ($0.11).
About Bitauto Holdings Limited
Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and ucar.cn websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals operated by Tencent, Sina, NetEase, Yahoo China and Tom Online, as well as social networking websites Renren and Kaixin.
Bitauto manages its businesses in three segments, namely bitauto.com business, ucar.cn business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website and partner websites and to interact with consumers through the Company’s virtual call center. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s ucar.cn business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s ucar.cn website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its ucar.cn website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for second quarter and fiscal year 2011 and quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.
Contacts
For investor and media inquiries, please contact:
Beijing
IR Department
Bitauto Holdings Limited
Phone: +86-10-6849-2145
Email: ir@bitauto.com
Martin Reidy
Brunswick Group LLP
Phone: +86-10-6566-2256
Email: bitauto@brunswickgroup.com
New York
Cindy Zheng
Brunswick Group LLP
Phone: +1-212-333-3810
Email: bitauto@brunswickgroup.com